March 30, 2020

W. Brett McGill
Chief Executive Officer
MarineMax, Inc.
2600 McCormick Drive
Suite 200
Clearwater, FL 33759

       Re: MarineMax, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 3, 2019
           Form 8-K Filed October 29, 2019
           File No. 001-14173

Dear Mr. McGill:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Consolidated Financial Statements
Note 2   Significant Accounting Policies
Impairment of Long-Lived Assets, page F-10

1. You disclose that you assess impairment of long-lived assets at a regional level because of interdependencies among your locations. Please tell us in detail what these interdependencies are and how they resulted in your conclusion that each region, rather than each location or store, is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Please also tell us the names of the specific regions used for grouping and how you determined them. Refer to FASB
      ASC 360-10-35-23 through 35-25.
 W. Brett McGill
MarineMax, Inc.
March 30, 2020
Page 2
Form 8-K Filed October 29, 2019

Exhibit 99.1, page 3

2. You present a non-GAAP measures called "adjusted net income" and "adjusted diluted
         EPS", which have been adjusted for "unusual items, net". In future releases, please expand your disclosure to separately quantify each adjustment included in "unusual items, net" and include the other applicable disclosures required by Item 10(e)(1)(i) of
         Regulation S-K. Please also tell us the consideration you gave to Question 102.11 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including presenting the income tax impact attributable to your non-GAAP adjustments as a separate adjustment and disclosing how it was computed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-3769
if you have any questions.



FirstName LastNameW. Brett McGill                            Sincerely,
Comapany NameMarineMax, Inc.
                                                             Division of
Corporation Finance
March 30, 2020 Page 2                                        Office of Trade &
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FirstName LastName